UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
RETIREMENT SAVINGS PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NiSource Inc.
Retirement Savings Plan
Employer ID No: 35-2108964
Plan Number: 005

Financial Statements as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015,
Supplemental Schedule as of and for the Year Ended December 31, 2015 and Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	13
SIGNATURES	14
EXHIBIT INDEX	16
EXHIBIT:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the NiSource Inc. Retirement Savings Plan
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 22, 2016

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31,	2015	2014

Assets:
Investments - at fair value:
Mutual funds	$336,110,560	$484,632,087
NiSource Stock Fund	178,216,788	464,210,906
Columbia Pipeline Group Stock Fund	147,496,424	—
Money market fund	80,714,415	105,424,389
Common collective trusts	387,356,590	445,042,756
Total investments	1,129,894,777	1,499,310,138
Notes receivable from participants	26,193,383	28,573,151
Net Assets Available for Benefits	$1,156,088,160	$1,527,883,289

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2015

Additions:
Contributions:
Participant	$63,166,770
Employer	39,090,269
Total contributions	102,257,039
Investment income:
Dividends and interest	31,274,589
Interest income on notes receivable from participants	897,844
Miscellaneous income	184,716
Total additions	134,614,188

Deductions:
Benefits paid to participants	107,273,965
Net depreciation in fair value of investments	17,321,675
Administrative expenses - net	61,685
Total deductions	124,657,325
Increase in Net Assets Before Plan Transfers	9,956,863
Transfer out due to Separation (See Note 1)	(381,751,992)
Decrease in Net Assets Available for Benefits	(371,795,129)
Net Assets Available for Benefits - Beginning of year	1,527,883,289
Net Assets Available for Benefits - End of year	$1,156,088,160

See accompanying notes to financial statements.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

1.    Description of the Plan

NiSource Inc. (the “Company” or “NiSource”) is a holding company whose subsidiaries are fully regulated natural gas and electric utility companies serving approximately 3.9 million customers in seven states. The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or any other related employer that adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers collectively bargained employees and non-bargained employees.
NiSource, the sponsor of the Plan, completed the separation (the “Separation”) of its natural gas pipeline and related businesses into a stand-alone publicly traded company, Columbia Pipeline Group, Inc. (“CPG”) effective July 1, 2015, through a pro rata distribution of all the common stock of CPG held by NiSource to NiSource shareholders. The Separation resulted in two highly focused energy infrastructure companies: NiSource, a fully regulated natural gas and electric utilities company, and CPG, a pure-play natural gas pipeline, midstream and storage company. Pursuant to an Employee Matters Agreement entered into between NiSource and CPG on June 30, 2015, CPG generally assumed all assets relating to employee benefits for current CPG employees and former employees whose last employment prior to termination was with CPG or a related employer of CPG. NiSource generally retained all assets relating to employee benefits for current NiSource employees and former employees whose last employment prior to termination was with NiSource or a related employer of NiSource. In connection with the Separation, CPG established the Columbia Pipeline Group 401(k) Savings Plan (the “CPG Plan”) for the benefit of eligible employees of CPG and any other related employer that adopts the CPG Plan. The Plan transferred assets of $381,751,992 to the CPG Plan as a result of this transaction.
Plan Administration - The Company serves as sponsor of the Plan. The NiSource Benefits Committee (the “Committee”), established and maintained by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company, who has responsibilities in administering the Plan, appoints members of the Committee. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions. As of December 31, 2015, Plan investments include fourteen mutual funds, one money market fund, sixteen common collective trusts and one common stock fund as investment options for participants.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined by the Plan) on a pre-tax, catch-up, and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code limitations. Participants who are at least 50 years old or will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch-up or Roth after-tax catch-up contributions. Some groups are not matched on after-tax contributions, as noted below.
As of December 31, 2015, the Company matching contribution formulas are as follows:

a.
For the accounts of all participants who are not eligible to participate in any pension plan sponsored by NiSource or any of its subsidiaries (the “NiSource Pension Plans”) (i.e., employees in the “Next Gen” benefit structure), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.

b.
For the accounts of all participants who participate in the Account Balance II (AB II) option of any of the NiSource Pension Plans that offer such benefit, the matching contribution is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after- tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.

c.
For the accounts of all participants who participate in the Account Balance I (AB I) option of the NIPSCO Union Pension Plan, the matching contribution is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

d.
Except as provided in subsection (e) below, for the accounts of all participants who participate in the Final Average Pay (FAP) option of the NIPSCO Union Pension Plan, the matching contribution is equal to 11.1% of a combined total of pre-tax and Roth contributions made by the participant to the Plan.

e.
For the accounts of all employees of NIPSCO who participate in the FAP option of the NIPSCO Union Pension Plan and who are former NIFL Union Employees (as defined therein), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation, as defined by the Plan.

For all employees other than Bay State Union employees participating in the AB II option of the Bay State Union Pension Plan, the matching contribution is invested directly into the NiSource Stock Fund. Employees may subsequently redirect matching contributions among any of the remaining investment options available in the Plan.
The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of $7,809,367 were authorized on February 26, 2015 and reported as contributions in the statement of changes in net assets available for benefits for the year ended December 31, 2015. Discretionary contributions of $4,067,519 were authorized on February 24, 2016. Such amounts will be reported as contributions to the Plan in the year authorized and funded.
In lieu of a pension plan, employees in the Next Gen benefit structure noted above receive the Next Gen Employer Contribution under the Plan. The Company makes a Next Gen Employer Contribution in the amount of 3% of compensation, as defined by the Plan, to the account of each employee eligible for this contribution. Next Gen employees are exempt employees hired or rehired on or after January 1, 2010, Northampton and Springfield Clerical/Technical employees hired or rehired on or after January 1, 2011, Columbia Energy Group union, non-exempt non-union, Brockton Operating and Lawrence employees hired or rehired on or after January 1, 2013, Brockton Clerical/Technical employees hired or rehired after June 1, 2013 and Springfield Utility employees hired or rehired after January 1, 2014. The Next Gen Employer Contribution is invested directly into the NiSource Stock Fund. Employees may subsequently redirect these contributions among any of the remaining investment options available in the Plan.
Automatic Enrollment - Certain newly hired or rehired employees are automatically enrolled into the Plan at a 6% pre-tax contribution level after 30 days of hire, effective January 1, 2015. The new hire has the option to stop or change the contribution percentage at any time. Certain collectively-bargained employees are subject to the automatic enrollment provisions of the Plan as negotiated between the applicable union and the Company.
Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions and allocation of the Company’s contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and certain investment and administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Contributions to the Plan are invested as directed by the participant in various investment funds. Participants must evaluate their own investment goals and objectives and choose the investments best suited to achieve those goals and objectives. Poor investment performance by the investment funds selected by the participants may cause their vested balances to be lower than the amounts contributed to the Plan on their behalf.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the vested balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans ranged from 3.25% to 10.5% at both December 31, 2015 and 2014. Participants may have a maximum of two loans outstanding at any given time. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Loan repayments may be suspended for up to one year during periods of authorized leave of absence due to long-term disability. Loan

NISOURCE INC.
RETIREMENT SAVINGS PLAN

repayments may also be suspended during periods of qualified military service. Participants who terminate employment on or after July 1, 2005 with an outstanding Plan loan may make loan repayments through direct payments from their personal bank accounts. If the participant does not make arrangements with the Trustee after termination/retirement, the outstanding loan is subject to default and the participant could face tax consequences as a result.
Participant Distributions - Distributions from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for distributions while still employed:

•	Age 59½ withdrawals;

•	Voluntary withdrawals from after-tax, rollover, profit sharing and matching contributions;

•	Withdrawals during military service; and

•	Hardship withdrawals, subject to Plan rules for such withdrawals.

A hardship withdrawal shall result in the suspension of the participant’s deferral and related Company matching contributions for six months.
Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct such amount to be paid in a lump sum. If the participant’s account balance exceeds $1,000 but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, the distribution will be paid as a direct rollover to an individual retirement account designated by the Plan administrator. All other distributions at the election of participants shall be in the form of a full or partial lump sum, or in annual, semi-annual, quarterly or monthly installments.
Plan Amendments
Withdrawals - Effective July 1, 2015, the Plan was amended to permit participants to receive payment of their account balance in the form of cash or shares of stock held in the NiSource Stock Fund or any other stock fund maintained under the Plan.
Automatic enrollment - For automatic enrollments of Bay State Union employees (except for Northampton employees and Springfield Clerical/Technical employees) occurring on or after January 1, 2016 (new hires or rehires), the automatic enrollment percentage will be 3% of compensation, as defined by the Plan. The automatic percentage amount for Northampton employees and Springfield Clerical Technical employees hired or rehired on or after January 1, 2016 will be 6% of compensation, as defined by the Plan.
2.    Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There were no participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2015 and 2014.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for discussion of fair value measurements.

Purchases and sales of the investments are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and other operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and market risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Notes Receivable from Participants - Loans to participants are recorded at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.
NiSource Stock Fund
Employee Stock Ownership Plan - The NiSource Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of the Plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Stock Fund Participants - Each participant in the NiSource Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Stock Fund.
Payment of Benefits - Any distribution consisting of units in the NiSource Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Stock Fund.
Columbia Pipeline Group Stock Fund - Plan participants invested in the NiSource Stock Fund at the time of the Separation received one unit of Columbia Pipeline Group Stock Fund for every one unit of NiSource Stock Fund owned. The Columbia Pipeline Group Stock Fund is a frozen fund, meaning participants may direct investments out of the Columbia Pipeline Group Stock Fund, but are not able to direct any new contributions or exchanges into the Columbia Pipeline Group Stock Fund. Per the terms of the Plan, as amended, the Columbia Pipeline Group Stock Fund is scheduled to be liquidated as of July 1, 2016. Under certain circumstances, participants who wish to retain their Columbia Pipeline Group Stock Fund investment longer than June 30, 2016 may be able to roll all or an eligible portion of their units into an Individual Retirement Account or other qualified plan.
Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company. Certain other expenses of the Plan such as investment manager fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts. Administrative expenses for 2015 are reported net of revenue credits of $75,000. The revenue credit relates to a portion of fees paid to certain investment managers and shared with the Plan recordkeeper and used to offset the normal cost of general Plan recordkeeping and administration. When those shared fees exceed the normal recordkeeping and administrative costs, the recordkeeper returns those funds to the Plan in the form of a revenue credit, which may be used to pay certain qualified Plan expenses.
New Accounting Pronouncements - In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-12 (“ASU 2015-12”), a three-part standard that provides guidance on certain aspects of the accounting by employee benefit plans. ASU 2015-12 (1) requires an employee benefit plan to use contract value as the only measurement amount for direct investments in fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans by eliminating the requirement for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation for

NISOURCE INC.
RETIREMENT SAVINGS PLAN

investments by general type for both participant-directed investments and non-participant directed investments. The net appreciation or depreciation of investments for the period will still be required to be presented in the aggregate. Part III, provides employee benefit plans with a measurement-date practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end when the fiscal period does not coincide with month end. The guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan has not yet adopted ASU 2015-12, and is currently evaluating the impact of this guidance.
In May 2015, the FASB issued ASU No. 2015-07 (“ASU 2015-07”), which removes the requirement for reporting entities to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are measured at fair value using the net asset value per share practical expedient. This update is effective for fiscal periods beginning after December 15, 2016. The Plan is currently evaluating the impact of this guidance.
3.    Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

As of December 31,	2015	2014

NiSource Stock Fund[1]	$178,216,788	$464,210,906
Columbia Pipeline Group Stock Fund	147,496,424	—
Fidelity Growh Company Commingled Pool[1]	107,534,152	134,074,420
Fidelity Spartan 500 Index - Institutional[1]	82,428,850	110,084,904
Fidelity Institutional Money Market Fund[1]	80,714,415	105,424,389
Pyramis Core Lifecycle 2020 Commingled Pool[1]	63,119,044	—
Fidelity Contrafund Commingled Pool[1]	61,422,498	83,397,895
Vanguard Total Bond Market Fund	60,113,508	—
1Represents a party-in-interest to the Plan (see Note 5).

During the year ended December 31, 2015, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Appreciation/(Depreciation)
Mutual funds:[1]
U.S. equities	$(14,678,518)
International equities	(1,587,467)
Balanced fund	(2,505,039)
Fixed income	(1,684,671)
Common collective trusts[1]	14,035,758
NiSource Stock Fund[1]	61,157,474
Columbia Pipeline Group Stock Fund	(72,059,212)
Net depreciation in fair value of investments	$(17,321,675)
1Includes a party-in-interest to the Plan (see Note 5).

NISOURCE INC.
RETIREMENT SAVINGS PLAN

4.    Fair Value Measurements

The Fair Value Measurement and Disclosure Requirements, Topic 820 of the FASB Accounting Standards Codification established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of any input that is significant to the fair value measurement.

Basis of Fair Value Measurement

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to recognize significant transfers between levels of the fair value hierarchy at the actual date of the event. During the year ended December 31, 2015, the Plan had no transfers in or out of Levels 1, 2, or 3.

The following tables set forth, by level within the fair value measurements hierarchy, the Plan's investment assets at fair value as of December 31, 2015 and 2014.

		Fair Value Measurements at December 31, 2015
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
U.S. equities	$178,532,772	$178,532,772	$—	$—
International equities	52,179,133	52,179,133	—	—
Balanced fund	40,994,572	40,994,572	—	—
Fixed income	64,404,083	64,404,083	—	—
NiSource Stock Fund	178,216,788	—	178,216,788	—
Columbia Pipeline Group Stock Fund	147,496,424	—	147,496,424	—
Money market fund	80,714,415	80,714,415	—	—
Common collective trusts	387,356,590	—	387,356,590	—
Total	$1,129,894,777	$416,824,975	$713,069,802	$—

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RETIREMENT SAVINGS PLAN

		Fair Value Measurements at December 31, 2014
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
U.S. equities	$253,209,383	$253,209,383	$—	$—
International equities	67,239,538	67,239,538	—	—
Balanced fund	56,836,803	56,836,803	—	—
Fixed income	107,346,363	107,346,363	—	—
NiSource Stock Fund	464,210,906	—	464,210,906	—
Money market fund	105,424,389	105,424,389	—	—
Common collective trusts	445,042,756	—	445,042,756	—
Total	$1,499,310,138	$590,056,476	$909,253,662	$—
Asset Valuation Techniques

Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The money market fund is stated at cost, which approximates fair value.

Level 2 Measurements - Investments in the common collective trusts (“CCTs”) are valued at the unit value as reported by the investment managers as of December 31, 2015 and 2014. Unit values are determined by the financial institutions sponsoring such CCTs, by dividing the trusts' net assets (which are primarily U.S. equities, fixed income securities and, for the stable value fund, guaranteed investment contracts) at fair value (calculated by the fair value of the underlying investments held by the CCTs) by their units outstanding at the valuation dates. Redemptions are normally available on a daily basis without notice, but may be temporarily suspended due to liquidity concerns.
The following table summarizes the Level 2 common collective trusts measured at net asset value per share as of December 31, 2015 and 2014:

	Fair Value at December 31, 2015	Fair Value at December 31, 2014	Redemption Frequency (if currently eligible)	Redemption Notice Period

Lifecycle commingled pools	$195,266,934	$201,409,992	Daily	1 day
Fidelity Contrafund Commingled Pool	61,422,498	83,397,895	Daily	1 day
Fidelity Growth Company Commingled Pool	107,534,152	134,074,420	Daily	1 day
Fidelity Managed Income Portfolio II	23,133,006	26,160,449	Daily	1 day
Total Level 2 common collective trusts	$387,356,590	$445,042,756
The NiSource Stock Fund is tracked on a unitized basis and includes NiSource Inc. common stock and a short-term investment fund. The value of a unit reflects the combined fair value of NiSource Inc. common stock, valued at its quoted market price, and the short-term investment fund. Redemptions are available on a daily basis without notice but are subject to the availability of sufficient short-term investments used for liquidity.
The Columbia Pipeline Group Stock Fund is tracked on a unitized basis and includes CPG common stock and a short-term investment fund. The value of a unit reflects the combined fair value of CPG common stock, valued at its quoted market price and the short-term investments held. Redemptions are generally available on a daily basis without notice, but are subject to the availability of sufficient short-term investments used for liquidity.

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RETIREMENT SAVINGS PLAN

The Lifecycle Commingled Pool Trusts are each diversified portfolios which become more conservative as they approach their target date by gradually shifting the asset allocation of each portfolio along a glide path from equities to a higher use of fixed income investments. The strategy for the Contrafund and Growth Company Commingled Pool investments is for broad diversified exposure to U.S. large cap equities.
There are no redemption restrictions for these funds, except as disclosed in Note 6.
5.    Exempt Party-In-Interest Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2015 and 2014, the Plan held 21,292,328 and 25,422,284 units, respectively, of the NiSource Stock Fund, with a cost basis of $95,104,279 and $253,906,743, respectively. The NiSource Stock Fund includes 8,940,142 and 10,726,462 shares at December 31, 2015 and 2014, respectively, of common stock of the Company, the Plan Sponsor, with a cost basis of $82,987,299 and $220,990,330, respectively. During the year ended December 31, 2015, the Plan recorded $8,143,818 of dividend income for the common stock.
6.    Fidelity Managed Income Portfolio II

The Plan participates in a fully benefit-responsive investment contract, the Fidelity Managed Income Portfolio II, which is a common collective trust. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the trust’s constant net asset value (NAV) of $1 per unit. Distribution to the trust’s unit holders is declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. It is the policy of the trust to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the trust will be able to maintain this value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the trust, plus earnings, less participant withdrawals and administrative expenses.

GAAP requires that the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment from fair value to contract value. At December 31, 2015 and 2014, the investment manager reported that there was no significant difference between contract value and fair value; therefore, there is no impact on the 2015 and 2014 financial statements. The contract is included in the statements of net assets available for benefits at fair value.

The average yield and average crediting interest rates were 1.97% and 1.52%, respectively, for 2015 and 1.70% and 1.38%, respectively, for 2014. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are adjusted on a daily basis.

The trust imposes certain restrictions on the Plan, and the trust itself may be subject to circumstances that impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio II are not probable of occurring.

7.    Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

8.    Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated April 20, 2016, that the Plan and underlying trust qualify under the applicable regulations of the Internal Revenue Code (the “IRC”). The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the

NISOURCE INC.
RETIREMENT SAVINGS PLAN

IRC, and therefore believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is not subject to income tax examinations for years prior to 2010.
The Plan files Form 5500, Annual Return/Report of Employee Benefit Plan, which is subject to examination by the IRS until the applicable statute of limitations expires. The statute of limitations for Form 5500 is six years.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Assets (Held at End of Year)
As of December 31, 2015

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost**	Fair Value
*	NiSource Inc.	NiSource Stock Fund		$178,216,788
	Columbia Pipeline Group Inc.	Columbia Pipeline Group Stock Fund		147,496,424
*	Fidelity	Institutional Money Market Fund		80,714,415
*	Fidelity	Managed Income Portfolio II		23,133,006
*	Fidelity	Balanced Fund Class K		40,994,572
	American Funds	EuroPacific Growth Fund		36,413,094
	Columbia	Acorn USA Z		11,447,711
*	Fidelity	Contrafund Commingled Pool		61,422,498
*	Fidelity	Equity Income Fund Class K		15,030,581
*	Fidelity	Growth Company Commingled Pool		107,534,152
	Oakmark	Oakmark International Fund I		12,115,900
	MFS	Massachusetts Investors Trust		18,786,715
	Invesco	U.S. Small Cap Value Fund		20,747,494
	Northern Funds	Small Cap Value Fund		6,379,932
	Perkins	Small Cap Value Fund N Class		12,426,495
*	Pyramis	Core Lifecycle Income Commingled Pool		3,048,835
*	Pyramis	Core Lifecycle 2005 Commingled Pool		721,048
*	Pyramis	Core Lifecycle 2010 Commingled Pool		10,040,661
*	Pyramis	Core Lifecycle 2015 Commingled Pool		12,820,344
*	Pyramis	Core Lifecycle 2020 Commingled Pool		63,119,044
*	Pyramis	Core Lifecycle 2025 Commingled Pool		14,502,379
*	Pyramis	Core Lifecycle 2030 Commingled Pool		38,448,281
*	Pyramis	Core Lifecycle 2035 Commingled Pool		5,459,357
*	Pyramis	Core Lifecycle 2040 Commingled Pool		23,954,540
*	Pyramis	Core Lifecycle 2045 Commingled Pool		6,235,198
*	Pyramis	Core Lifecycle 2050 Commingled Pool		13,682,435
*	Pyramis	Core Lifecycle 2055 Commingled Pool		3,215,827
*	Pyramis	Core Lifecycle 2060 Commingled Pool		18,985
*	Fidelity	Spartan 500 Index - Institutional		82,428,850
*	Fidelity	Spartan International Index Fund - Investor Class		3,650,139
*	Fidelity	Spartan Extended Market Index Fund - Investor Class		11,284,994
	Vanguard	Total Bond Market Fund		60,113,508
	Vanguard	Inflation Protected Securities Fund		4,290,575
*	Various plan participants	Participant loans, with interest rates ranging from 3.25% to 10.50%, and maturity dates ranging from 2015 to 2031.		26,193,383
	Total Assets (Held at End of Year)			$1,156,088,160

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments

	See Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NiSource Inc. Retirement Savings Plan
(Name of Plan)

Date:	June 22, 2016	/s/Shawn Anderson
Shawn Anderson
V.P., Treasurer & Chief Risk Officer NiSource Inc.
Member, Administrative Committee

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2015 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/Joseph Hamrock	/s/Donald E. Brown
Joseph Hamrock	Donald E. Brown
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Exhibit	Description of Item
23.1	Consent of Independent Registered Public Accounting Firm